SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                      PURSUANT TO RULE 13d-1(b) and (c) and
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)



                            G-III Apparel Group, Ltd.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   36237 H 101
                                   -----------
                                 (CUSIP Number)

                                 January 6, 1999
                           --------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]        Rule 13d-1(b)

         [ ]        Rule 13d-1(c)

         [X]        Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   36237 H 101              13G                    Page 2  of 5  Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Morris Goldfarb

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,162,337 shares of Common Stock, par value $.01
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          294,278 shares of Common Stock, par value $.01
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,162,337 shares of Common Stock, par value $.01
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH           294,278 shares of Common Stock, par value $.01
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,840,865 shares which includes (i) 384,250 shares which may be acquired within 60 days upon the exercise of options, (ii) 130,000 shares held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's daughter, (iii) 130,000 held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's son, (iv) 4,500 held in a trust, of which the reporting person is the trustee, for the benefit of the reporting person's son and daughter, (v) 19,889 shares owned by the reporting person's son, who shares the reporting person's household and (vi) 9,889 shares owned by the reporting person's wife.


________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     40.0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Schedule 13-G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 1998.

Item 1(a)         Name of Issuer:
                  --------------

                  G-III Apparel Group, Ltd.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  512 Seventh Avenue
                  New York, New York  10018

Item 2(a)         Name of Person Filing:
                  ---------------------

                  See Item 1 of the cover page attached hereto

Item 2(b)         Address of Principal Business Office,
                  or if none, Residence:

                  c/o      G-III Apparel Group, Ltd.
                           512 Seventh Avenue
                           New York, New York  10018

Item 2(c)         Citizenship:
                  -----------

                  See Item 4 of the cover page attached hereto

Item 2(d)         Title of Class of Securities:
                  ----------------------------

                  Common Stock, par value $.01

Item 2(e)         CUSIP Number:
                  ------------

                  36237 H 101

Item 3            Identity of Reporting Person

                  Not Applicable

Item 4            Ownership:
                  ----------

                  (a)      Amount beneficially owned:

                           See Item 9 of the cover page attached hereto which includes (i) 384,250 shares which may be acquired within 60 days upon the exercise of options, (ii) 130,000 shares held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's daughter, (iii) 130,000 held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's son, (iv) 4,500 held in a trust, of which the reporting person is the trustee, for the benefit of the reporting person's son and daughter, (v)
                           19,889 shares owned by the reporting person's son, who shares the reporting person's household and (vi) 9,889 shares owned by the reporting person's wife.

                  (b)      Percent of Class:
                           See Item 11 of the cover page attached hereto.

                  (c)    Number of Shares Beneficially Owned by Reporting Person

                        (i) sole voting power: 2,162,337 shares of Common Stock, par value $.01.

                        (ii) shared voting power: 294,278 shares of Common Stock, par value $.01.

                        (iii) sole dispositive power: 2,162,337 shares of Common Stock, par value $.01.

                        (iv) shared dispositive power: 294,278 shares of Common Stock, par value $.01.

Item 5          Ownership of Five Percent or Less of a Class:
                --------------------------------------------

                           Not Applicable

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                ---------------------------------------------------------------

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                           Not Applicable

Item 8            Identification and Classification of Members of the Group:
                  ---------------------------------------------------------

                           Not Applicable

Item 9            Notice of Dissolution of Group:
                  ------------------------------

                           Not Applicable

Item 10  Certification:
         -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2000





                                                        /s/ Morris Goldfarb
                                                        -------------------
                                                        MORRIS GOLDFARB